CERTIFICATE OF DESIGNATION
OF
SERIES B PREFERRED STOCK OF
MIRAVANT MEDICAL TECHNOLOGIES

(pursuant to Section 151 of the Delaware General Corporation Law)

GARY S. KLEDZIK and JOSEPH E. NIDA certify that:

1. They are the Chief Executive Officer and Secretary, respectively, of MIRAVANT MEDICAL TECHNOLOGIES, a Delaware corporation (the “Corporation”).

2. The Corporation is authorized to issue THIRTY MILLION (30,000,000) shares of preferred stock.

3. The following resolutions were duly adopted by the Board of Directors:

WHEREAS, the Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) of the Corporation provides for a class of its authorized stock known as preferred stock, comprising THIRTY MILLION (30,000,000) shares, par value $0.01;

WHEREAS, the Board of Directors of the Corporation is authorized to determine the rights, preferences, privileges and restrictions, including the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any series and the designation thereof, of any of them; and

WHEREAS, the Corporation has issued one series of preferred stock, the "Series A-1 Preferred Stock," consisting of ONE MILLION ONE HUNDRED AND TWELVE THOUSAND NINE HUNDRED AND SIXTY SIX (1,112,966) shares; and

WHEREAS, the Corporation wishes to issue a new class of preferred stock, "Series B Preferred Stock."

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of the Series B Preferred Stock and does hereby fix and determine the rights, preferences, privileges, restrictions and other matters relating to the Series B Preferred Stock as follows:

1. Designation. The series of preferred stock shall consist of EIGHT MILLION (8,000,000) shares designated and known as “Series B Preferred Stock.”

2. Voting.

(a) The holders of the Series B Preferred Stock shall be entitled to notice of all stockholder meetings in accordance with the Corporation’s bylaws, and except as provided in the Certificate of Incorporation, any Certificate of Designation of the Corporation, or as required by the Delaware General Corporation Law, the holders of the Series B Preferred Stock shall be entitled to vote on all matters submitted to the stockholders for a vote, voting together with the holders of the Common Stock as a single class, with each share of Series B Preferred Stock entitled to one vote for each share of Common Stock into which the Series B Preferred Stock may be converted. This provision for determination of the number of votes to which each holder of Series B Preferred Stock is entitled shall also apply in cases in which the holders of Series B Preferred Stock have the right to vote as a separate class.

(b) The Corporation shall not, without the affirmative vote or written consent of the holders of at least a majority of the then outstanding Series B Preferred Stock, voting together as a separate class:

(i) repurchase any shares of capital stock (except for the repurchase of shares of capital stock from directors, employees and consultants pursuant to approval by the Board of Directors);

(ii) authorize, create (by reclassification or otherwise) or issue, or obligate itself to issue, any other equity security, including any other security convertible into or exercisable for any equity security, ranking senior to or having a preference over the Series B Preferred Stock or ranking on a parity therewith as to rights, preferences or privileges, including, without limitation, as to voting, dividends or the distribution of assets upon liquidation;

(iii) declare or pay dividends on or make any distribution on account of the Corporation’s Common Stock or Preferred Stock;

(iv) increase or decrease the number of authorized shares of Series B Preferred Stock;

(v) alter or amend the rights, privileges, powers, preferences or limitations of the Series B Preferred Stock by amendment of the Corporation's Certificate of Incorporation, merger, consolidation or otherwise;

(vi) sell, lease, license or otherwise dispose of all or substantially all of its assets, or consolidate with or merge into any other corporation or entity, or permit any other corporation or entity to consolidate or merge into it, or enter into a plan of exchange with any other corporation or entity, unless following such consolidation, merger or exchange the stockholders of this Corporation immediately prior to such consolidation, merger or exchange own a majority of the equity of the combined entity.

(vii) liquidate, dissolve, wind-up the Corporation or seek relief under the provisions of the bankruptcy or any insolvency laws, including without limitation, voluntary dissolution, winding-up of its business, or the making of a creditors arrangement, or the cessation of all or a substantial part of the Corporation's business.

(viii) sell or grant an exclusive license not in the ordinary course of business to, or transfer of, all or substantially all of the material intellectual property of the Corporation or its subsidiaries related to the Corporation's and its subsidiaries' core technology or core products.

3. Dividends. Each holder of Series B Preferred Stock, in preference and priority to the holders of all other classes of stock except for the Series A-1, A-2 and A-3 Preferred Stock, shall be entitled to receive, with respect to each share of Series B Preferred Stock then outstanding and held by such holder of Series B Preferred Stock, dividends, commencing from the date of issuance of such share of Series B Preferred Stock, at the rate of ten percent (10%) per annum of the Series B Liquidation Preference (the “Series B Preferred Dividends”). The Series B Preferred Dividends shall be paid annually commencing one (1) year from the date of issuance. The Corporation shall also declare and pay to the holders of the Series B Preferred Stock at the same time that it declares and pays such dividends to the holders of any capital stock of the Corporation, a dividend of Ten Percent (10%) per annum of the Series B Liquidation Preference (on an as converted to Common Stock basis). The Series B Preferred Dividends shall be cumulative in the event unpaid. No dividend shall be paid or declared on or with respect to any class or series of Junior Securities unless a dividend, payable in the same consideration and manner, is simultaneously declared and paid, as the case may be, on each share of Series B Preferred Stock in an amount determined as set forth above. “Junior Securities” means the Common Stock of the Corporation and any other class or series of stock or other equity securities of the Corporation ranking junior to the Series B Preferred Stock in respect of rights on liquidation, dissolution and winding up of the affairs of the Corporation.

4. Liquidation, Dissolution or Winding Up.

(a) In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary (a “Liquidation Event”), all assets and funds of the Corporation legally available for distribution shall be first distributed to the holders of the Series B Preferred Stock equal to ONE DOLLAR ($1.00) per share (the "Series B Liquidation Preference"), plus accrued but unpaid dividends, after distributions are first made to the Series A-1, A-2 ad A-3 Preferred Stock, but prior to any other distributions to any Junior Securities. If upon such liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the assets to be distributed among the holders of the Series B Preferred Stock and any class or series of capital stock ranking on a parity with the Series B Preferred Stock as to such distributions shall be insufficient to permit payment to the holders of the Series B Preferred Stock and any such class or series of capital stock of their respective liquidation amount, then the entire assets of the Corporation to be distributed shall be distributed, following any liquidation preference of the Series A-1, A-2 and A-3 Preferred Stock existing as of the date of this Certificate of Designation, pro rata to the holders of Series B Preferred Stock and the holders of such class or series of capital stock ranking on a parity with the Series B Preferred Stock as to such distributions according to the preferential amounts due thereon. Unless waived in writing by the holders of a majority of the Series B Preferred Stock then outstanding, voting together as one class, either (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, consolidation or similar transaction of the Corporation with or into any other corporation or entity, but excluding any merger effected exclusively for the purpose of changing the domicile of the Corporation), or (ii) a sale of all or substantially all of the assets of the Corporation, in any case in which transactions under clause (i) or (ii) above the Corporation's stockholders immediately prior to such transaction own immediately after such transaction less than a majority of the voting power of the surviving or acquiring entity (each such transaction being hereinafter referred to as a “Corporate Transaction”), shall be deemed to be a Liquidation Event within the meaning of this Section 4; provided, however, that the holder(s) of any share or shares of Series B Preferred Stock shall have the right, at his, her or its option, upon consummation of a Corporate Transaction, to require the Corporation to redeem such holder(s) shares or shares of Series B Preferred Stock, for an amount equal to such holder's Series B Liquidation Preference.

(b) The dollar amounts specified in Section 4(a) shall be equitably adjusted in the event of any stock splits, stock dividends or similar capital modifications affecting the Common Stock or the Series B Preferred Stock after the filing of this Certificate of Designation. No adjustment to any Conversion Price (as defined hereinafter) pursuant to this Certificate of Designation shall otherwise alter the above liquidation preference dollar amounts.

(c) Insofar as any distribution pursuant to Section 4(a) consists of property other than cash, the value thereof shall, for purposes of the provisions of Section 4(a), be the Fair Market Value (as hereinafter defined) at the time of such distribution.

5. Conversion.

(a) At the election of each holder of Series B Preferred Stock at any time prior to or at the occurrence of and upon compliance with the provisions of Section 5(b) as to surrender thereof, each share of Series B Preferred Stock may be converted into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing ONE DOLLAR ($1.00) by the applicable Conversion Price (the “Conversion Price”) determined as hereinafter provided, in effect at the time of conversion. The initial Conversion Price shall be ONE DOLLAR ($1.00), and will be subject to adjustment as provided in Section 6 hereof.

(b) To convert any or all of his, her or its shares of Series B Preferred Stock into Common Stock, the holder shall surrender the certificate or certificates evidencing such Series B Preferred Stock, duly endorsed, accompanied by a written notice that the holder elects to convert such Series B Preferred Stock, stating therein the name or names in which the holder wishes the certificate or certificates for the Common Stock to be issued. As soon as practicable after the surrender of such certificates and subject to compliance with applicable securities laws, there shall be issued and delivered to such holder, or to the holder's nominee or nominees, a certificate or certificates for the number of Common Stock to which the holder shall be entitled, together with cash, if any, in lieu of any fraction of a share as provided herein. Such conversion shall be deemed to have been made as of the date of such surrender of the certificate or certificates for Series B Preferred Stock to be converted, and on and after such date the Person or Persons entitled to receive the Common Stock issued upon such conversion shall be treated for all purposes as the record holder or holders of such Common Stock.

(c) Any Series B Preferred Stock which at any time has been converted shall be restored to the status of authorized but unissued Preferred Stock and shall in no circumstances be reissued as Series B Preferred Stock, and the Corporation may, from time to time, take such appropriate action as may be necessary to reduce the authorized Series B Preferred Stock accordingly.

(d) The Corporation shall at all times reserve and keep available out of its authorized Common Stock, solely for issuance upon the conversion of Series B Preferred Stock, as herein provided, such number of Common Stock as shall, from time to time, be issuable upon the conversion of all outstanding Series B Preferred Stock.

(e) Upon any conversion, at the election of the Corporation, fractional shares shall not be issued but any fractions shall be adjusted by payment in cash by the Corporation on the basis of the Market Price of the Common Stock at the close of business on the date of conversion. For purposes hereof, “Market Price” shall be determined as follows:

(i) If the Common Stock is traded on a national securities exchange or is listed on the Nasdaq National Market (the “NNM”) or other over-the-counter quotation system, the Market Price shall be the last reported sale price of a share of Common Stock on such exchange or on the NNM or other over-the-counter quotation system on the last business day before the effective date of exercise of the net issuance election or if no such sale is made on such day, the mean of the closing bid and asked prices for such day on such exchange, the NNM or over-the-counter quotation system; and

(ii) If the Common Stock is not so listed and bid and ask prices are not reported, the Market Price shall be the price per share of Common Stock which the Corporation could obtain from a willing buyer for shares sold by the Corporation, as such price shall be determined in good faith by the Corporation’s Board of Directors.

(f) The Corporation shall pay all issue taxes, if any, incurred in respect of the issuance of Common Stock on conversion; provided, however, that the Corporation shall not be required to pay any transfer or other taxes incurred by reason of the issuance of such Common Stock in names other than those in which the Series B Preferred Stock surrendered for conversion is then registered.

(g) In case the Corporation shall propose at any time to take any action described in Section 4(a), then, in each such case, the Corporation shall mail to the holders of record of Series B Preferred Stock at their last known post office addresses as shown by the Corporation's records, a statement, signed by an officer of the Corporation, with respect to the proposed action, setting forth such facts with respect thereto as shall be reasonably necessary to inform the holders of Series B Preferred Stock as to the effect of such action upon their conversion rights. Such statement shall be mailed at least twenty (20) days prior to the date of the taking of such action.

6. Adjustments; Priority Distributions; Reclassification; Reorganization and Merger.

(a)  If the Corporation increases or decreases the number of its issued and outstanding shares of Common Stock, or changes in any way the rights and privileges of the Common Stock, by means of (i) the making of a distribution on Common Stock payable in Common Stock, (ii) the creation of a new series of stock, (iii) a consolidation or combination of stock or (iv) a reclassification or recapitalization involving its Common Stock, then the Conversion Price in effect at the time of such action and the number of Common Stock into which the Series B Preferred Stock is then convertible shall be adjusted to be the same as they would have been if such Series B Preferred Stock had been converted immediately prior to the occurrence of the event at issue and the Common Stock into which the Series B Preferred Stock were convertible immediately prior to the event at issue had been issued and outstanding at the time of such event.

(b)  If the Corporation declares a distribution payable in cash on its Common Stock and at substantially the same time offers to the holders of Common Stock a right to purchase new Common Stock from the proceeds of such distribution or for an amount substantially equal to such distribution, then the holders of Series B Preferred Stock shall have the same subscription rights that such holders would have been entitled to if such holders had converted all of the Series B Preferred Stock into Common Stock immediately prior to such grant, and the Corporation shall notify the holders of Series B Preferred Stock of such right concurrently with notice to the holders of Common Stock of their subscription right.

(c)  If at any time the Corporation grants to the holders of Common Stock any right to subscribe pro rata for additional securities of the Corporation, whether Common Stock, convertible securities, or other classifications, or for any other securities or interests that a holder of Series B Preferred Stock would have been entitled to subscribe for if, immediately prior to such grant, such holder had converted Series B Preferred Stock into Common Stock, and if such action by the Corporation does not result in a readjustment of the Conversion Price under any other subsection of this Section 6, then the holders of Series B Preferred Stock shall have the same subscription rights that such holders would have been entitled to if such holders had converted all of the Series B Preferred Stock into Common Stock immediately prior to such grant, and the Corporation shall notify the holders of Series B Preferred Stock of such right concurrently with notice to the holders of Common Stock of their subscription right.

(d)  In the event the Corporation shall declare a distribution payable in securities of other Persons or evidences of indebtedness issued by the Corporation or other Persons, assets (excluding cash distributions), then, in each such case for the purpose of this Section 6(d), the holders of Series B Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of Common Stock of the Corporation into which their Series B Preferred Stock is convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(e)  Upon the occurrence of any of the following events, the Corporation shall cause any effective provision to be made so that each holder of Series B Preferred Stock shall have the right thereafter, by converting such Series B Preferred Stock, to acquire the kind and amount of shares and other securities, and property and interests, as would be issued or payable with respect to or in exchange for the number of Common Stock of the Corporation into which the Series B Preferred Stock is then convertible as if such Series B Preferred Stock had been converted into Common Stock immediately prior to such event: (i) the reclassification, capital reorganization or other similar change of outstanding Common Stock of the Corporation, other than as described and provided for in Section 6(a); (ii) the merger or consolidation of the Corporation with one or more other corporations or other entities, other than a merger with a subsidiary or affiliate pursuant to which the Corporation is the surviving Corporation and the outstanding Common Stock, including the Common Stock into which the Series B Preferred Stock is then convertible pursuant hereto, are not affected, or (iii) the spin-off of assets, a subsidiary, or an affiliated entity, or the sale, lease, or exchange of a significant portion of the Corporation's assets, in a transaction pursuant to which the Corporation's stockholders are to receive securities or other interests in a successor entity. Any such provision made by the Corporation for adjustments with respect to the Series B Preferred Stock shall be as nearly equivalent to the adjustments otherwise provided for herein as is reasonably practicable.

(f)  If any Liquidation Event is proposed, in addition to obtaining the requisite consent of the holders of the Series B Preferred Stock as set forth in Section 2(b), and in addition to the rights of the holders of the Series B Preferred Stock set forth in Section 4(a), the rights set forth herein shall be applicable. The Corporation shall deliver written notice to each holder of Series B Preferred Stock no later than twenty (20) days prior to the consummation of such Liquidation Event as a condition precedent to the consummation of any such Liquidation Event. If, as a result of such a Liquidation Event, stockholders of the Corporation are to receive securities or other interests of a successor entity, the provisions of Section 4(c) above shall apply. However, if the result of such a Liquidation Event is that stockholders of the Corporation are to receive money or property other than securities or other interest in a successor entity, each holder of Series B Preferred Stock shall be entitled to convert such shares into Common Stock prior to the consummation of such Liquidation Event, and, with respect to any Common Stock so acquired, shall be entitled to all of the rights of the other holders of Common Stock with respect to any distribution by the Corporation in connection with such Liquidation Event. If no successor entity is involved, all conversion rights provided for herein shall terminate at the close of business on the date as of which holders of record of the Common Stock shall be entitled to participate in a distribution of the assets of the Corporation in connection with such Liquidation Event; provided, however, that in no event shall that date be less than twenty (20) days after delivery to the holders of Series B Preferred Stock of the written notice described above. If the termination of conversion rights hereunder is to occur as a result of such Liquidation Event, a statement to that effect shall be included in that written notice.

(g)  If the Corporation shall offer, sell, grant any option to purchase or offer, sell or grant any right to re-price its securities, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Stock or Common Stock Equivalents entitling any Person to acquire shares of Common Stock, at an effective price per share less than the Conversion Price then in effect (such lower price, the “Issuance Price”) (if the holder of the Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which is issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share which is less than the Conversion Price, such issuance shall be deemed to have occurred for less than the Conversion Price), then, the Conversion Price shall immediately be reduced to the Issuance Price. “Common Stock Equivalents” means any securities of the Corporation or any subsidiary which would entitle the holder thereof to acquire at any time Common Stock, including without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock. This Section 6(g) shall not apply to (i) shares of Common Stock issued or issuable to officers, directors and employees of, or consultants to, the Corporation pursuant to stock grants, option plans, purchase plans or other employee stock incentive programs or arrangements approved by the Board of Directors, or upon exercise of options or warrants granted to such parties pursuant to any such plan or arrangements, not to exceed 9,000,000 shares in the aggregate, or (ii) shares of Common Stock issued or issuable to banks, equipment lessors or other financial institutions pursuant to a debt financing or commercial leasing transaction approved by the Board of Directors.

(h)  Calculation of Consideration Received. If any Common Stock, option or convertible security is issued or sold or deemed to have been issued or sold for cash, the consideration paid therefor shall be deemed to be the aggregate gross consideration paid by the purchasers therefor before deducting any discounts, commissions or other expenses in connection with the issuance and sale thereof. If any Common Stock, option or convertible security is issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Corporation shall be the Fair Market Value of such consideration. If any Common Stock, option or convertible security is issued to the owners of the non-surviving entity in connection with any merger in which the Corporation is the surviving entity, the amount of consideration therefor shall be deemed to be the Fair Market Value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Stock, option or convertible security, as the case may be. “Fair Market Value” shall mean, with respect to securities, the Market Price, and as to any other property, the value of such property determined in good faith jointly by the Board of Directors and the holders of a majority of the issued and outstanding Series B Preferred Stock.

(i) Notice of Adjustments to Conversion Price. Whenever the Conversion Price is adjusted pursuant to this Section 6, the Corporation shall promptly mail to each holder of Series B Preferred Stock, a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

RESOLVED, FURTHER, that the Chairman, the president or any vice-president, and the secretary or any assistant secretary, of the Corporation be and they hereby are authorized and directed to prepare and file a Certificate of Designation for the Series B Preferred Stock in accordance with the foregoing resolution and the provisions of Delaware law.

#80039824.2	--

We declare, under penalty of perjury under the laws of the State of California, that the matters set forth in this certificate are true and correct of our own knowledge.

Date: May 3, 2005

____________________________________
GARY S. KLEDZIK,
Chief Executive Officer

____________________________________
JOSEPH E. NIDA,
Secretary